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  August 18, 2023

       Steven Arenal
       Chief Executive Officer
       Tenaya Group, Inc.
       626 Wilshire Blvd., Suite 410
       Los Angeles, CA 90017

                                                        Re: Tenaya Group, Inc.
                                                            Form 10-12G
                                                            Filed March 1, 2023
                                                            File No. 000-56524

       Dear Steven Arenal:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




  Sincerely,


  Division of Corporation Finance

  Office of Real Estate & Construction
       cc:                                              Byron Thomas